Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Kingsway Announces Final Full Year Results

     TORONTO, March 31 /CNW/ - Kingsway Financial Services Inc. (TSX:KFS,
NYSE:KFS) announced today its financial results for the fourth quarter and year ended December 31, 2009. The company reported a net loss of $75.5 million or $1.46 per share diluted for the fourth quarter and a net loss of $290.3 million or $5.38 per share diluted for the year.
     At September 30th Shareholders' equity was $274.1 million and book value per share was $5.31. After the sale of Jevco and the results for the 4th
Quarter the Shareholders' equity at December 31st is $169.3 million and book value per share is $3.28. The changes in book value as previously announced are:

     <<
     -   Write down of Jevco                $37 million  $0.69 loss per share
     -   4th Quarter 2009 Operating Loss    $39 million  $0.72 loss per share
     -   Investment mark-to-market decline  $12 million  $0.22 loss per share
     -   Other declines in Shareholders'    $17 million  $0.32 loss per share
         equity

     Write Down of Jevco
     -------------------
     >>
     The fourth quarter results include a $37 million write down of the book value and goodwill associated with Jevco to reflect the fair market value of the sale to Westaim.

     <<
     4th Quarter 2009 Operating Loss
     -------------------------------
     >>
     The Company recorded an operating loss of $39 million or an operating loss per share of $0.72, for the quarter which included:

     <<
     -   $28 million loss in the US operations attributable to legacy claim issues associated with the Universal Casualty Company business
         ($21 million) and historical commercial products ($7 million) that we have taken steps to resolve. Other units, including U.S. Security
         Insurance Company and Mendota Insurance Company, continue to perform at an acceptable level.
     -   $11 million represents additional operating losses

     Investment Portfolio
     --------------------
     >>
     Shareholders' equity as at December 31st was impacted by a $12 million or
$0.22 per share mark to market decline in the company's investment portfolio.
The mark to market decline is temporary and is a result of lower bond prices at year end which have since mainly reversed. As of March 26th the investment portfolio had increased by $8 million or $0.16 per share. The decline in value at the year-end is reflected in other comprehensive income.

     <<
     2010 Transactions
     -----------------

     -   Investment mark-to-market gain   $ 8 million    $0.16 gain per share
     -   Gain on repurchase of Debt       $16 million    $0.30 gain per share
     >>

     As previously disclosed the company repurchased debt simultaneously with the sale of Jevco. The company concluded trades of approximately $85 million of par value and will record a gain on the purchase of approximately $16 million or $0.30 per share in the 1st Quarter 2010.

     <<
     Lincoln Run-off Manager
     -----------------------
     >>
     The external run-off manager of Lincoln has asserted that the Company has violated the terms of the run-off agreement and has filed a request for arbitration for the maximum payable under the contract of $20 million. The
Company management believes that the Company is in compliance with the terms of the run-off agreement.

     <<
     Financial Results
     -----------------

     -------------------------------------------------------------------------
                             Three months ended             Year ended
                                Dec. 31, 2009              Dec. 31, 2009
     -------------------------------------------------------------------------
                            2009     2008   Change     2009     2008   Change
     -------------------------------------------------------------------------
     Gross premiums
      written            $  70.4  $ 101.2     (30%) $ 376.8  $ 524.1     (28%)
     -------------------------------------------------------------------------
     Net premiums earned    79.7    119.3     (33%)   430.2    524.8     (18%)
     -------------------------------------------------------------------------
     Underwriting profit
      (loss)               (54.6)   (16.5)   (231%)  (124.6)   (43.4)   (187%)
     -------------------------------------------------------------------------
     Investment income      (8.7)     8.5    (203%)     2.7     35.3     (92%)
     -------------------------------------------------------------------------
     Net realized gains
      (loss)                 0.3    (12.5)    102%     10.2    (11.2)    191%
     -------------------------------------------------------------------------
     Loss from continuing
      operations           (65.2)  (165.2)     61%   (106.3)  (142.7)    (26)%
     -------------------------------------------------------------------------
     Net loss              (75.5)  (360.4)     79%   (290.3)  (405.9)     28%
     -------------------------------------------------------------------------
     Diluted loss per
      share - continuing
      operations           (1.26)   (3.00)     58%    (1.97)   (2.59)     24%
     -------------------------------------------------------------------------
     Diluted loss per
      share - net loss     (1.46)   (6.53)     78%    (5.38)   (7.35)     27%
     -------------------------------------------------------------------------
     >>

     RESULTS OF CONTINUING OPERATIONS

     Fourth Quarter Results

     Gross premiums written in the fourth quarter of 2009 decreased by 30% to
$70.4 million compared to $101.2 million reported in the fourth quarter of
2008. The decrease is due to the various steps taken to discontinue unprofitable programs and the discontinuation of the managing general agent distribution channel for non-standard automobile insurance and the move away from higher limit commercial business.
     Also contributing to the reduction in non-standard automobile premium volumes is the continuing poor economic conditions in much of the U.S. The non-standard automobile insurance market tends to contract during periods of high unemployment as is currently being experienced in the U.S.
     Net premiums earned were $79.7 million in the fourth quarter of 2009, a decrease of 33% compared to $119.3 million for the fourth quarter of 2008.
This decrease is attributed to the same factors as those for gross premiums written as described above.
     The combined ratio was 168.5% in 2009 compared with 113.8% in 2008, which produced an underwriting loss of $54.6 million compared with a loss of $16.5 million in 2008. The underwriting loss in 2009 is primarily a result of the increase in the loss ratio to 87.8% from 71.6% due to unfavourable development on the non-standard automobile line of business which relates primarily to business written at Universal Casualty Company and American Service. At
Universal Casualty Company, a detailed review of claim payment and reserving practices performed during the year led to significant changes in both practices, increasing ultimate loss estimates and accelerating claim payments.
At American Service, the application of consistent reserving practices by the centralized actuarial department resulted in revised indication of ultimate expected loss payments. Also contributing to the underwriting loss is an increase in the expense ratio to 80.7% from 42.2%, primarily due to net premium earned decreasing at a greater rate than expense reductions as a result of timing of costs associated with the transformation program and increased legal and other professional fees.
     Investment income decreased 203% to a loss of $8.7 million in the fourth quarter of 2009 compared to income of $8.5 million for the fourth quarter of
2008. The loss is primarily a result of a net foreign exchange loss of approximately $11.6 million due to the impact of the strengthening Canadian dollar on U.S. dollar assets in the Canadian head office and net Canadian dollar liabilities in the U.S. operations.
     Also contributing to the decline in investment income is the a reduction in interest income from lower yields as a result of a significant drop in short term interest rates and from the duration and risk profile of the portfolio having been reduced, as well as a reduction in the size of the securities portfolio from reduced volumes of business in the Company's continuing operations, the acceleration of claim payments and debt and equity buybacks and other corporate initiatives.
     In the fourth quarter of 2009, net realized gains were $0.3 million compared to a net realized loss of $12.5 million. The realized gain in the fourth quarter of 2009 reflects the small amount of trading activity in the quarter. The net realized loss in the fourth quarter of 2008 includes the other than temporary impairment of the common equity portfolio as a result of the Company's decision to liquidate this portfolio in early 2009.
     In the fourth quarter of 2009 we incurred a loss from continuing operations of $65.2 million compared to a loss from continuing operations of
$165.2 million in 2008. The loss in the fourth quarter of 2009 is largely due to underwriting losses, a significant decline in investment income due to foreign exchange losses and lower yields on a smaller portfolio. The loss in the fourth quarter of 2008 is due to underwriting losses, net realized losses on the securities portfolio, impairment of goodwill relating to the U.S.
operations and a future tax valuation allowance.
     In the fourth quarter of 2009, we incurred a net loss of $75.5 million compared to net loss of $360.4 million reported for the fourth quarter of
2008. The diluted loss per share was $1.46 for 2009 compared to diluted loss per share of $6.53 for 2008.

     For the years ended December 31, 2009 and 2008

     Gross Premiums Written

     During the year ended December 31, 2009, gross premiums written were
$376.8 million compared to $524.2 million in 2008 representing a 28% decrease.
     The decrease in gross premiums written is due to significant reductions in premium volumes in the non-standard and commercial automobile lines of business. The reduction in non-standard automobile premium is due to the various steps taken to discontinue unprofitable programs, the discontinuation of the managing general agent distribution channel, primarily at Universal
Casualty Company, and the run-off of Southern United. Also contributing to the reduction in non-standard automobile premium volumes is the continuing poor economic conditions in much of the U.S. The non-standard automobile insurance market tends to contract during periods of high unemployment as is currently being experienced in the U.S.
     The reduction in commercial automobile premium represents the Company's move away from higher limit commercial business.

     Net Premiums Written

     Net premiums written decreased 24% to $385.6 million for the year ended
December 31, 2009 compared with $510.0 million for the year ended December 31,
2008. This decrease is attributed to the same factors as described in the
'Gross Premiums Written' section above.

     Net Premiums Earned

     Net premiums earned decreased 18% to $430.2 million for the year ended
December 31, 2009, compared with $524.8 million for 2008. This decrease is attributed to the same factors as described in the 'Gross Premiums Written'
section above. The extent of the decrease is mitigated by the larger volume of business written in 2008 which is partially earned in 2009.

     Investment Income

     Investment income, excluding net realized gains, decreased by 92% to $2.7 million in 2009, compared to $35.3 million in 2008. The decline is due to a net foreign exchange loss of $17.0 million; a reduction in interest income from lower yields as a result of a significant drop in short term interest rates and from the duration and risk profile of the portfolio having been reduced; and a reduction in the size of the securities portfolio as a result of reduced volumes of business in the Company's continuing operations, the acceleration of claim payments and debt and equity buybacks and other corporate initiatives.

     Net Realized Gains (Losses)

     The Company incurred net realized gains in 2009 of $10.2 million compared to net realized losses of $11.2 million in 2008. The net gain in 2009 is due to gains realized from the liquidation of fixed income securities in the
Company's captive reinsurance company in Barbados to facilitate the related party reinsurance commutation transactions, partially offset by realized losses on the disposal of the Company's common equity portfolio and impairments for other than temporarily impaired securities. The net loss in
2008 is primarily due to the challenging fixed income and equity markets which began in late 2007 and includes the write-down of all of the unrealized losses on the common share equity portfolio as a result of the Company's decision to divest of this portfolio in early 2009.

     Claims Incurred

     The loss ratio for 2009 was 82.7% compared to 71.0% for 2008 due to increasing ultimate loss estimates for current and prior accident years. The results for 2009 reflect an increase in the provision for unpaid claims occurring prior to December 31, 2008. This increase amounted to approximately
$21.5 million which increased the ratio by 5.0 percentage points for 2009. The results in 2008 reflect a decrease in the provision for unpaid claims occurring prior to December 31, 2007 of $5.4 million which decreased the ratio by 1.0 percentage points. Consolidated case reserves for individual claims decreased 1% to $229.6 million as at December 31, 2009 compared to $231.5 million at December 31, 2008 and IBNR decreased 3% to $138.9 million at
December 31, 2009 compared to $143.3 million at December 31, 2008.

     Underwriting Expenses

     The expense ratio was 46.3% in 2009 and 37.3% in 2008. The higher ratio in 2009 is due to net premium earned decreasing at a greater rate than expense reductions. This is primarily due to timing of costs associated with the transformation program and increased legal and other professional fees.

     Combined Ratio

     The combined ratio was 129.0% in 2009 compared with 108.3% in 2008, which produced an underwriting loss of $124.7 million compared with a loss of $43.4 million in 2008. The underwriting loss is attributable to the factors described in the 'Claims Incurred' and 'Underwriting Expenses' sections above.

     Interest Expense

     Interest expense for 2009 was $23.9 million, compared to $35.0 million in
2008 representing a 32% decrease. The decrease is primarily due to the repayment of the Company's bank debt in the second half of 2008 and a portion of the Company's senior indebtedness during 2009.

     Net Income and Earnings Per Share

     In 2009 we incurred a loss from continuing operations of $106.3 million compared to a loss from continuing operations of $142.8 million in 2008. The loss in 2009 is largely due to underwriting losses and a significant decline in investment income due to foreign exchange losses and lower yields on a smaller portfolio. These factors have been partially offset by net realized gains on investments and the buyback of the Company's debt which resulted in a gain and lowered interest expense.
     In 2009, we incurred a net loss of $290.3 million compared to net loss of
$405.9 million reported for 2008. The diluted loss per share was $5.38 for
2009 compared to diluted loss per share of $7.35 for 2008.

     Book Value Per Share

     Book value per share decreased by 60% to $3.28 at December 31, 2009 from
$8.24 at December 31, 2008. The decline in book value is due to the factors impacting net income as described above, partially offset by other comprehensive income primarily due to foreign currency translation of the discontinued Canadian operations.

     The Company has filed its 2009 annual report and Annual Information form on SEDAR and the company's website.

     About the Company

     Kingsway Financial Services Inc. ("Kingsway" or "the Company") focuses on non-standard automobile insurance in the United States of America. Kingsway's primary businesses are the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock
Exchange and the New York Stock Exchange, under the trading symbol "KFS".

     Forward-Looking Statements

     This press release includes forward-looking statements that are subject to risks and uncertainties. These statements relate to future events or future performance and reflect management's current expectations and assumptions. The words "anticipate", "expect", "believe", "may", "should", "estimate",
"project", "intend", "forecast" or similar words are used to identify such forward-looking information. Such forward-looking statements reflect management's current beliefs and are based on information currently available to management of Kingsway. A number of factors could cause actual events, performance or results to differ materially from the events, performance and results discussed in the forward-looking statements. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, see
Kingsway's securities filings, including its 2008 Annual Report under the heading Risk Factors in the Management's Discussion and Analysis section. The securities filings can be accessed on the Canadian Securities Administrators'
website at www.sedar.com, and on the EDGAR section of the U.S. Securities and
Exchange Commission's website at www.sec.gov or Kingsway's website at
www.kingsway-financial.com. Except as expressly required by applicable securities law, Kingsway disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     %SEDAR: 00003152E %CIK: 0001072627

     /For further information: /
     (KFS. KFS)

CO:  Kingsway Financial Services Inc.

CNW 23:31e 31-MAR-10